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                                                                 Exhibit (g)(5)

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY


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WILLIAM KRETSCHMAR,
                                        :  C. A. No. 16244NC
              Plaintiff,
                                        :
       v.
                                        :
 ALUMAX INC., ALLEN BORN, PAUL W.
 MACAVOY, HAROLD BROWN, L. DON          :
 BROWN, PIERRE DES MARAIS II, W.
 LOEBER LANDAU, ANN WEXLER, J. DEN      :
 NIS BONNEY and JAMES C. HUNTINGTON,
 JR.,                                   :

              Defendants.               :
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                            CLASS ACTION COMPLAINT
                            ----------------------

          Plaintiff, by his attorneys, alleges upon information and belief, except as to paragraph 1 which plaintiff alleges upon knowledge, as follows:


          1. Plaintiff is a stockholder of defendant Alumax Inc. ("Alumax" or the "Company").

          2. Defendant Alumax is a Delaware corporation, with executive offices located at 3424 Peachtree Road North East, Atlanta, Georgia. Alumax is a holding company with subsidiaries which produce and market T-ingot and a variety of premium primary products including extrusion billet, slab and foundry ingot for customers in rolling mills, extrusion plants,
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foundries and remelt operations. As of January 31, 1998, there were over 53 million shares of Alumax stock outstanding.

          3. Defendant Allen Born is Chairman of the Board, Chief Executive Officer and a director of Alumax.

          4. Defendants Paul W. MaCavoy, Harold Brown, L. Don Brown, Pierre Des Marais II, W. Loeber Landau, Ann Wexler, J. Dennis Bonney and James C. Huntington, Jr. are Directors of Alumax.

          5. The individual defendants named above are collectively referred to herein as the "Individual Defendants."

          6. The Individual Defendants as directors of Alumax have fiduciary duties to plaintiff and the other public common stockholders of Alumax and owe to plaintiff and the other class members the highest obligations of good faith, loyalty, fair dealing, due care and candor.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

          7. Plaintiff brings this action on his own behalf and as a class action, pursuant to Chancery Court Rule 23, on behalf of all common stockholders of Alumax, or their successors in interest, who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of defendants.

          8.   This action is properly maintainable as a class action because:

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          a.        The Class is so numerous that joinder of all members is
impracticable. There are approximately 9,300 shareholders of record scattered throughout the United States;

          b. There are questions of law and fact which are common to the Class, including:

                    (i) whether the defendants have breached their fiduciary duty to maximize shareholder value; and

                    (ii) whether plaintiffs and the other members of the Class would be irreparably harmed if the proposed transaction is not enjoined.

          c. The defendants have acted or refused to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole;

          d. The prosecution of separate actions by individual members of the Class could create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications; and

          e. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class, and plaintiff has the same interests as the other

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members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

          9. On March 9, 1998, it was announced that Alumax had entered into an agreement to be acquired by Aluminum Company of America ("Alcoa") in a cash and stock transaction valued at $3.8 billion. The transaction will begin with a $50 per share cash tender offer for one-half of Alumax's shares. In the second step of the transaction, each of the remaining Alumax shares will be converted into .6975 shares of Alcoa. The tender offer is set to commence on Friday, March 13, 1998. The Individual Defendants were required to engage in a process designed to maximize shareholder value and obtain the best transaction reasonably available for the Alumax shareholders.

          10. The Individual Defendants failed to (1) undertake an adequate evaluation of Alumax's worth as a potential merger/acquisition candidate; (2) take adequate steps to enhance Alumax's value and/or attractiveness as a merger/acquisition candidate; or (3) effectively expose Alumax to the marketplace in an effort to create an active and open auction for Alumax. Instead, defendants have agreed to a sale of Alumax to Alcoa pursuant to a transaction which will impede maximization of shareholder value.

          11. While the Individual Defendants should continue to seek out other possible purchasers of Alumax in a manner designed to obtain the best transaction reasonably available for Alumax's shareholders, or seek to enhance the value of Alumax for all its current

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shareholders, they have instead resolved wrongfully to allow Alcoa to obtain the valuable assets of Alumax at an inadequate price which disproportionately benefits Alcoa.

          12. As a result of the Individual Defendants' wrongful actions, plaintiff and the other members of the Class will be irreparably harmed and prevented from obtaining the maximum value for their shares. Unless the proposed transaction is enjoined, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, and will consummate the proposed transaction to the irreparable harm of the members of the Class.

          13. Plaintiff and the other members of the Class have no adequate remedy at law.

          WHEREFORE, plaintiff prays for judgment and relief as follows:

          A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

          B. Preliminarily and permanently enjoining the proposed transaction until defendants have fulfilled their duty to engage in a process to maximize shareholder value;

          C. If the proposed transaction is consummated, rescinding it and setting it aside;

          D. Awarding damages against defendants together with pre-judgment and post-judgment interest;

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          E.   Awarding costs and disbursements, including attorneys' fees and experts' fees; and

          F. Granting such other and further relief as to the Court may deem just and proper.

DATED:  March 12, 1998              CHIMICLES, JACOBSEN & TIKELLIS


                                    ------------------------------------
                                    Pamela S. Tikellis
                                    James C. Strum
                                    Robert J. Kriner, Jr.
                                    One Rodney Square
                                    P.O. Box 1035
                                    Wilmington, DE  19899
                                    (302) 656-2500

                                    Attorneys for Plaintiff
OF COUNSEL:

WOLF HALDENSTEIN ADLER
   FREEMAN & HERZ, LLP
270 Madison Avenue, 9th Floor
New York, New York 10016

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